U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for March 8, 2011
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

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82-_______________.
Enclosures: Sasol announces a CAD$1 050 million acquisition of a 50%
interest in Cypress A – its second in the Montney Basin
in Canada

Sasol Limited - Sasol announces a CAD$1 050 million
(ZAR7 413 million) acquisition of a 50% interest in Cypress A –
its second in the Montney Basin in Canada

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE : SOL NYSE : SSL
Sasol Ordinary ISIN codes: ZAE000006896            US8038663006
Sasol BEE Ordinary Share code:                   JSE : SOLBE1
Sasol BEE Ordinary ISIN code:                     ZAE000151817
(“Sasol” or “the Company”)

SASOL ANNOUNCES A CAD$1 050 MILLION ACQUISITION OF A 50% INTEREST
IN CYPRESS A – ITS SECOND IN THE MONTNEY BASIN IN CANADA

Transaction highlights

•    in strategic partnership with Talisman, Sasol entered the
North American shale gas market in December 2010 through the acquisition of a 50% interest in the Farrell Creek assets,
which transaction closed on 1 March 2011;
•    Sasol’s second shale gas acquisition comprises a 50% interest in Talisman’s Cypress A acreage for a purchase consideration of CAD$1 050 million (ZAR7 413 million);
•    the 57 000 acres of land covered by Cypress A represents an estimated contingent resource of 11,2 trillion cubic feet
(“tcf”);
•    upon closing of Cypress A, Sasol will hold an estimated
aggregate 10,4 tcf of contingent resources in the Montney
Basin; and
•    this transaction underpins the focussed growth within Sasol’s upstream portfolio and accelerates the potential gas-to-
liquids (“GTL”) growth in North America.
1. Introduction
Sasol agreed on 7 March 2011 to acquire a 50% interest in the high quality Cypress A assets from Talisman for a total purchase consideration of CAD$1 050 million (ZAR7 413 million at the
closing CAD/ZAR exchange rate of 7,06) (“the Transaction”).

2. Rationale for the Transaction
As described in the 20 December 2010 Farrell Creek announcement, shale gas has become an economically attractive alternative to conventional natural gas. The resultant impact on the North
American gas market provides Sasol with an opportunity to
accelerate growth within its upstream resource base by way of the acquisition of high quality natural gas assets, and also grow its international GTL portfolio.
The Company believes that there has been a structural shift in the dynamics between the natural gas price and oil price, making
GTL an even stronger value proposition.

The Cypress A asset has the following attributes: (i) well
developed thickness of the productive shale formations, (ii)
large contiguous acreage position, (iii) close proximity (25 miles) to the recently acquired Farrell Creek assets, allowing optimisation and synergies and (iv) access to existing and
planned pipeline infrastructure.
The above attributes make the asset attractive both on a stand-
alone basis as well as in combination with the Farrell Creek assets.
As disclosed earlier, it is Sasol and Talisman’s intention to pursue the establishment of a GTL plant in western Canada. At present the parties are jointly conducting a feasibility study for this purpose. The combination of the Cypress A acquisition with the Farrell Creek acquisition will thus allow scalability of such a GTL plant.
3. Details of the Transaction
3.1 Seller
Talisman, listed on the Toronto and New York stock exchanges, is a global, diversified, upstream oil and gas company with its headquarters in Canada. The company is an established player in the North American unconventional gas resource industry with strong operator skills and is committed to operating in a safe, environmentally responsible manner and to maintaining good
working relationships with local communities near the areas of its operations.

Talisman is a major producer of gas in the Marcellus shale and also holds leading positions in the Montney, Utica, and Eagle
Ford shales.

3.2 Transaction description
Talisman has agreed to sell a 50% interest in Cypress A to Sasol.
An appropriate transaction structure is still being investigated.
Consistent with the Farrell Creek acquisition, Talisman will continue to operate Cypress A and any future associated gas
gathering systems and processing facilities.
3.3 Description of assets
The Montney Basin is located in Canada’s western Alberta and north-eastern British Columbia. Its primary shale productive formations are of mid-Triassic age and found at depths of around
8 000 feet. The average shale thickness in the Cypress A acreage is 1 600 feet. The 57 000 acres of Cypress A is estimated to contain a contingent resource of 11,2 tcf, within a range of
5 tcf to 20 tcf.

The timing of the full scale development of Cypress A is subject to additional studies, which will take overall technical
maturity, pipeline evacuation capacity and marketing options into consideration. This will allow the partners to optimise capital expenditure and maximise return for the integrated joint venture.
At present the Cypress A asset is producing at a rate of 18
million standard cubic feet (“mmscf”) per day into existing
pipeline infrastructure. Hence, only a small percentage of the contingent resources of Cypress A is envisaged to be included as reserves in Sasol's annual report on Form 20-F as filed with the
US Securities and Exchange Commission at the end of its current financial reporting year.

3.4 Purchase consideration
Payment of the purchase consideration of CAD$1 050 million will be structured similar to the Farrell Creek acquisition with an upfront cash payment of 25% (CAD$263 million) and the remaining
75% (CAD$787 million) being paid in the form of a capital carry of Talisman’s 50% share of future capital commitments of the integrated venture development area until such time that the purchase consideration has been paid in full.

Following the settlement of the Cypress A carry arrangement, each partner will fund its 50% share of the future development of the acreage.
The aggregate purchase consideration will be funded from surplus cash available within the Sasol group.

3.5 Suspensive conditions
The Transaction is subject to the conclusion of the definitive agreements and regulatory approvals, including South African
Exchange Control approval.

It is envisaged that closing will take place in the third quarter of the 2011 calendar year.
4 Pro forma financial effects
The unaudited and unreviewed pro forma consolidated financial effects of the combined Farrell Creek and Cypress A transactions
(the “Combined Transaction”) on Sasol’s consolidated interim results for the six months ended and financial position as at 31
December 2010, calculated in terms of the provisions of the JSE
Limited Listings Requirements, before and after the Combined
Transaction, are provided below.

The Combined Transaction is aggregated for purposes of the
unaudited and unreviewed pro forma consolidated financial effects because of their conjoined influence and as they were entered into within a period of twelve months of each other with the same counter party.

The unaudited and unreviewed pro forma consolidated financial effects of the Combined Transaction are the responsibility of the directors of Sasol. The unaudited and unreviewed consolidated financial effects have been presented for illustrative purposes only, and, because of their nature, may not fairly present
Sasol’s financial position, changes in equity, results of
operations nor cash flows after the implementation of the
Combined Transaction.

The unaudited and unreviewed pro forma consolidated financial effects have been prepared on the basis that the Combined
Transaction had been fully implemented on 1 July 2010 for Income
Statement purposes and as at 31 December 2010 for purposes of the
Statement of Financial Position. It does not purport to be
indicative of what the consolidated financial results would have been had the Combined Transaction been implemented on a different date.

The unaudited and unreviewed pro forma consolidated financial effects of the Combined Transaction are presented in a manner consistent with Sasol’s accounting policies applied in
preparation of the reviewed interim financial results for the six months ended 31 December 2010.
The unaudited and unreviewed pro forma consolidated financial effects, before and after the Combined Transaction, are set out in the table below:

Before
1
After            Percentage
change (%)
Attributable
earnings per share
2
ZAR
Cents
1 268 1 232 (2,9)
Headline earnings
per share
2
ZAR
Cents
1 297 1 261 (2,8)
Net asset value per
share
3
ZAR
Cents
16 038          16 012 (0,2)
Net tangible asset
value per share
3
ZAR
Cents
15 737          15 711 (0,2)
Weighted average
number of shares in
issue
Million 599,6            599,6 0,0
The unaudited and unreviewed pro forma consolidated financial effects of the Combined Transaction are based on the assumptions set out in the notes below.

Notes and assumptions:

1.  extracted from the Sasol interim financial results for the six months ended 31 December 2010 as published on 7 March 2011;

2.   the unaudited and unreviewed pro forma consolidated financial information after the Combined Transaction is based on the
following assumptions:
a.   the Combined Transaction was implemented with effect from
1 July 2010 for the calculation of the Income Statement
effects;
b.   include the proportionate share (50%) of income and
expenditure relating to the Combined Transaction for the six months ended 31 December 2010, net of taxes;
c.   include the estimated transaction costs of a non-recurring nature, net of taxes;
d.   the reduction in interest income, net of taxes, as a result of cash being utilised to fund the Combined Transaction,
calculated at the average of the relevant prevailing money
market deposit interest rates applicable to Sasol over the
six month period ended 31 December 2010; and
3.   The Combined Transaction has a marginal impact on Sasol’s net asset value per share and net tangible asset value per share.
The amount of the combined acquisition cost accounted for is equivalent to the cash payments that would be due on closing of the Combined Transaction. The tax allowances and accounting principles applied are also dependent on final structuring of the Combined Transaction.
The unaudited and unreviewed pro forma consolidated financial effects have not been reviewed nor reported on by Sasol’s
external auditors.
Johannesburg
8 March 2011
Exclusive Financial advisor
Morgan Stanley & Co

Legal advisor
Fraser, Milner & Casgrain
Sponsor
Deutsche Securities (SA) (Pty) Limited

Forward-looking statement - Disclaimer:
The estimates of contingent resources contained in this
announcement are based on definitions provided by the Society of
Petroleum Engineers. Contingent resources do not constitute, and should not be confused with, reserves.

Contingent resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from a known accumulation by application of development projects, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is therefore uncertainty as to the portion of the volumes identified as contingent
resources that will be commercially producible.
Sasol may, in this announcement, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.
Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder
return, resource volumes and values and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek",
"will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of
important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and
intentions expressed in such forward-looking statements. Some of these factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 28 September 2010 and in other filings with the United
States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-
looking statements to make investment decisions, you should
carefully consider both these factors and other uncertainties and events.
Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Morgan Stanley & Co and its affiliates(including Morgan Stanley
South Africa (Pty) Limited) are acting as independent financial advisor to Sasol Limited and no one else in connection with the
Transaction and will not be responsible to anyone other than
Sasol Limited for providing the protections afforded to the
clients of Morgan Stanley & Co nor for providing advice in
relation to the Transaction, the contents of this announcement or any other matter referred to herein.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2011
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary